VISTA HOLDING GROUP, CORP.

Runovsky per., 11/13 str. 2, kv. 36, Moscow, Russia 115184

May 24, 2013

Mr. Edwin Kim

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:      Vista Holding Group Corp.

Amendment #3 to Registration Statement on Form S-1

File No. 333-184795

Filed April 4, 2013

Dear Mr. Kim:

Further to your letter dated April 29, 2013, concerning the deficiencies in our Amendment #3 to Registration Statement on Form S-1 filed on April 4, 2013, we provide the following responses:

Business

Government Regulation, page 23

1. We note your disclosure regarding regulatory requirements that must be met for you to operate in the Russian Federation. Your revised disclosures do not appear complete. Please revise to identify the Russian counsel rendering legal opinions to you, and summarize counsel’s legal conclusions regarding the application of Russian law to your business, to the extent you rely on those opinions.

Response:  In response to this comment we have identified the Russian counsel rendering legal opinions to us and summarize counsel’s legal conclusions regarding the application of Russian law to our business.

2. The legal opinion of Igor M. Khrapov does not provide specific legal conclusions as to the effect of Russian law on your business, as described in the prospectus. The document does not indicate that counsel has read the prospectus, indicate that counsel is familiar with your current and planned operations, or express counsel’s views regarding the conclusions of Russian law applicable to your business, as described in the prospectus. Rather, counsel presents generalized descriptions of Russian law that may apply to U.S. businesses. If you seek to rely on counsel’s legal opinion to support your regulatory disclosures and conclusions as to the operation of Russian law on your business, please revise accordingly. Please ensure any revised legal opinion (or a separately filed exhibit) consents to the filing of the opinion as an exhibit to your registration statement, consents to the reference to counsel in the prospectus, and consents to the summarization of counsel’s opinions in the prospectus. The exhibit index in Part II of the registration statement should reference any consent of counsel as an Exhibit 23.

Response:  In response to this comment we have filed revised legal opinion of the Russian counsel which provides specific legal conclusions as to the effect of Russian law on our business, as described in the prospectus. The revised document indicates that counsel has read the prospectus, indicates that counsel is familiar with our current and planned operations, and expresses counsel’s views regarding the conclusions of Russian law applicable to our business, as described in the prospectus. The revised legal opinion consents to the filing of the opinion as an exhibit to our registration statement, consents to the reference to counsel in the prospectus, and consents to the summarization of counsel’s opinions in the prospectus.

3. Your revised disclosure on page 23 indicates that you must be accredited by the State Registration Chamber of the Ministry of Justice of the Russian Federation. Please revise to clarify when you applied for this accreditation and when you will receive it. Discuss the potential consequences if you perform or have performed activities in Russia prior to receiving the accreditation.

Response:  In response to this comment we have revised to clarify that we plan to apply for the accreditation when we complete our offering and that it will take no more than two month to receive it. We have also discussed that because we have had limited operations and we will not start active operations until completion of this offering we can perform such limited activities in Russia prior to receiving the accreditation.

Please direct any further comments or questions you may have to the company at vistagroupcorp@gmail.com and to the company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, NY 11563

Tel: (516) 887-8200

Fax: (516) 887-8250

Thank you.

Sincerely,

/S/ Tatiana Mironenko

Tatiana Mironenko, President

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